DCI USA, INC.
8 Bond Street
Great Neck, New York 11021

April 23, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE.
Washington, DC 20549

Attention: Cicely LaMothe, Accounting Branch Chief

Re:	DCI USA, Inc. (the “Company”) Form 10-KSB filed for the year ended 12/31/2005 Form 10-QSB filed for the periods ended 3/31/06, 6/30/06 and 9/30/06
Ladies and Gentlemen:

This letter is in response to the letter from the Commission’s staff (the “Staff”) dated March 7, 2007 regarding the above referenced filing. The following are the Company’s responses to the Staff’s letter and are numbered to correspond to the staff’s comments.

1.
We have read and considered your response to comment two. It still remains unclear of how the acquisition between the company and Direct Capital is being accounted for in the company’s financial statements. Specifically tell us whether you accounted for this acquisition as a business combination pursuant to SFAS 141. To the extent this transaction was accounted for as a business combination, please explain how the acquiring entity was identified. Refer to paragraphs 15 - 19 of SFAS 141.

The Company notes the staff’s comments regarding the clarity of the reporting of the acquisition of the stock by Direct Capital. At the time of the transaction the Company determined that the assets received from the sale of the stock did not meet the definition of a business. Reference is made to paragraph 6 of EITF 98-3 which in part defines a business as a self-sustaining integrated set of activities. The Company determined that the assets received from Direct Capital were not sufficient to be either self-sustaining or provide a return to investors. The Company would like to also note that although it retained these assets, in the months following the transaction with Direct Capital, there were several additional investments made in an effort to create a portfolio of assets which would be both self-sustaining and provide a return to investors.

2.
We have read and considered your response to comment four. We note that the company determined exercise of the options would be uneconomical using an appraisal that was conducted approximately one year prior to the divestiture. Please tell us what ongoing analysis the company has performed in determining that the exercise of these options would still be unlikely.

The Company would like to advise the staff that the Company has obtained financial information from Bartram for the years ending December 31, 2006 and 2005. The financial information obtained is unaudited for 2005 and in draft form for 2006. The information relating to the year ended December 31, 2005 continued to reflect the poor financial condition of Bartram. The Company notes from the 2006 financial statements that the underlying assets at the time of the Bartram divestiture transaction were sold during 2006 and that the revenues from continuing operations is not material. Based on its review of this information, the Company has determined that the exercise of the options continues to be uneconomical.

3.
We have read and considered your response to comment five and noted that you believe the appropriate guidance is EITFs 98-5 and 00-27 presumably because you determined that your agreements did not have any provisions that could require net-cash settlement under paragraphs 12 - 32 of EITF 00-19. To the extent that you believe that the convertible debt should be accounted for under EITF 98-5 and EITF 00-27, please clarify your basis for expensing the beneficial conversion feature immediately. Reference is made to Issue 6 of EITF 00-27.

The Company acknowledges the staff’s comment and after further review of issue 6 of EITF 00-27, agrees that the beneficial conversion feature should be expensed over the term of the related convertible debt.

The Company proposes to file an amended Form 10-KSB for the year ended December 31, 2005 in which it will restate its financial results for the years ended December 31, 2004 and 2005 and for each of the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005. The Company additionally proposes to include a restatement of its financial results for each of the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 in the Company’s Form 10-KSB to be filed for the year ended December 31, 2006. The Company notes that the changes to all periods are not material.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filings it has made. It also acknowledges that staff comments do not foreclose the Commission from taking any action with respect to the filings, and further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

Should you have further comments with regard to the foregoing, please provide a copy of same to Vincent J. McGill, Esq., c/o Eaton & Van Winkle LLP, at fax no. (212) 779-9928, as well as to the undersigned.

Sincerely, DCI USA, Inc. /s/ Jonathan Ilan Ofir Jonathan Ilan Ofir Chief Executive Officer